

July 17, 2013

Larry Webb
Chief Executive Officer
The New Home Company LLC
95 Enterprise, Suite 325
Aliso Viejo, California 92656

      Re: The New Home Company LLC
             Amendment No. 4 to Registration Statement on Form S-1
             Filed July 16, 2013
             File No. 333-189366

Dear Mr. Webb:

We have reviewed your amendment and your letter dated July 16, 2013, and we have the following comments.

Amendment No. 4 to Registration Statement on Form S-1

Summary of Selected Financial Data, page 21

1. Please complete the pro forma presentation of the statements of operations for the three months ended March 31, 2013, and the fiscal year 2012. Please note that this presentation should agree to the pro forma financial statements prepared in accordance with Article 11 of Regulation S-X on pages F-2 through F-6. In this regard, we note that you have removed the adjustments to the statements of operations from footnote (4).

Unaudited Pro Forma Consolidated Financial Statements, page F-2
Pro Forma Consolidated Balance Sheet, page F-3

2. We note your response to comment 3 in our letter dated July 15, 2013. It is unclear how your analysis provided in Exhibit A addresses the concerns raised in our comment. We acknowledge that distributions made to the management members in accordance with the LLC agreement are accounted for as capital distributions rather than a portion as compensation expense. Similarly, payments (i.e., dividends) made to employees that hold common stock in a corporation that are pro rata to the other common stockholders' interest are reflected as an equity transaction rather than as compensation. Our concern is with the executive management team's ownership interest increasing from 25% to 40.3% subsequent to the conversion of the registrant from an LLC to a Delaware corporation without any additional consideration by the executive management team. In this regard, we note that the data on page 183 attached to your July 11, 2013 letter reflects a 40.3%

interest and it is not clear why this is greater than the 25% interest referenced elsewhere in the filing. If this is impacted by the $10 million April 2013 capital contribution then that fact should be clarified in the filing. As previously requested, please provide us with your analysis of the authoritative literature that you considered when determining that the increase in this ownership interest did not result in the recognition of compensation expense. Please ensure your response includes references to the specific sections of the authoritative literature that you considered. To the extent that you determine that compensation expense should be recognized at the date of the transaction, please include the appropriate adjustment to the pro forma balance sheet and footnote disclosure for the pro forma income statement in accordance with Article 11-02(b)(5) of Regulation S-X. Further, we note your disclosure that the allocation of the aggregate 9,690,387 shares of common stock your current members will receive in connection with the conversion from an LLC to a Delaware corporation is variable depending on the initial public offering price. Please include a sensitivity analysis of the impact of a change in the initial public offering price in accordance with Article 11-02(b)(8) of Regulation S-X.

Notes to Pro Forma Financial Statements, page F-6

3. We note the expanded disclosures you provided in response to comment 5 in our letter dated July 15, 2013. It is unclear what the vesting period is for your restricted stock units and for the stock options to be granted in connection with the IPO. Please clarify if all of the restricted stock units and/or stock options vest ratably over three years, vest on a graded basis over three years, a portion of the grant of each instrument vests within one year, within two years ratably or graded, and within three years ratably or graded. If the vesting is other than ratably over three years, please expand your disclosures to provide investors with the calculations of the corresponding adjustment by vesting period. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

4. Please confirm that you will include the $200,000 cash bonus in retained earnings for the pro forma balance sheet. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Larry Webb
The New Home Company LLC
July 17, 2013
Page 3

       You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

    Sincerely,

    /s/ Jay Ingram

    Jay Ingram
    Legal Branch Chief

cc: J. Gerard Cummins, Via E-mail